Exhibit 4.6

CONVENIENCE TRANSLATION. The German version is authoritative.

Service Agreement

between

Biofrontera Aktiengesellschaft, Hemmelrather Weg 201, 51377 Leverkusen, represented by the Supervisory

Board through its Chairman Dr. Ulrich Granzer,

- hereinafter referred to as the “Company”

- and

Prof. Dr. Hermann Lübbert, Höhenstraße 59, 51381 Leverkusen,

-hereinafter referred to as the “Management Board Chairman/CEO” -

-the Company and the Management Board Chairman/CEO together referred to as the “Parties”-

Preliminary remarks

Prof. Dr. Lübbert was last appointed Management Board Chairman/CEO of the Company by resolution of the Supervisory Board in 2015, until October 31, 2020. Prof. Dr. Lübbert’s appointment to the Management Board has now been extended beyond October 31, 2020 until December 31, 2022. Prof. Dr. Lübbert was again appointed Management Board Chairman (Management Board Chairman/CEO).

The Service Agreement dated April 08, 2015 exists between the parties. The employment relationship is to be governed by this service agreement with effect from November 01, 2020.

Based on the foregoing, the Parties shall hereby agree to the following in relation to contractual implementation:

§ 1

Appointment, employment relationship, management, representation

(1) By resolution of the Supervisory Board of the Company dated July 22, 2020, Prof. Dr. Lübbert shall be appointed as a member of the Company’s Management Board and Management Board Chairman/CEO of the Company for the period until December 31, 2022.

(2) This service agreement replaces the service agreement dated April 08, 2015 (together with all amendments) with effect from November 1, 2020.

(3) Prof. Dr. Lübbert shall manage the business of the Company as Management Board Chairman/CEO together with the other member(s) of the Management Board.

(4) The Management Board Chairman/CEO shall be entitled to represent the Company on a sole basis. He shall be exempt from the restrictions of Section 181 of the German Civil Code (BGB) to the extent that he shall be entitled to enter into legal transactions on behalf of the Company with himself as the representative of a third party.

§ 2

Tasks, work for subsidiaries

(1) Irrespective of his overall responsibilities, the Management Board Chairman/CEO shall perform the areas of tasks designated in greater detail in the respective valid schedule of responsibilities in accordance with the law, the Articles of Association and the rules of procedure for the Management Board as approved by the Supervisory Board.

(2) The Management Board Chairman/CEO shall declare his willingness to assume managerial activities in companies in which the Company directly or indirectly holds a majority interest or will hold a majority interest in the future (affiliated companies within the meaning of §§ 15 et seq. of the German Stock Corporation Act (AktG)). This shall also include the readiness to assume corresponding managing director/management board positions. No additional compensation shall be paid for this, by either the Company or respective affiliates. Rather, his related activities shall be deemed to be services under this Agreement which shall be compensated by the remuneration hereunder. He shall immediately resign from such offices at the request of the Supervisory Board to the extent permitted by law.

(3) At the request of the Supervisory Board, the Chairman of the Board of Management shall be obligated to assume Supervisory Board mandates or seats on other controlling bodies at other companies as well as honorary functions in associations. At the request of the Supervisory Board, he shall resign from such offices at any time, at the latest upon termination of his appointment as a member of the Management Board, to the extent legally permissible.

(4) The transactions designated in the Articles of Association or by the Supervisory Board in a set of rules of procedure or in an individual case shall require the prior approval of the Supervisory Board (Art. 111 par. 4 AktG).

§ 3

Working hours

(1) The Management Board Chairman/CEO shall not be bound by any fixed working hours. However, the Management Board Chairman/CEO shall be required to be available for service at any time if and to the extent required for the Company’s benefit.

(2) Notwithstanding the provisions of § 2 (2), the Management Board Chairman/CEO shall make his entire working time available to the Company. Any paid or unpaid ancillary activity, including the exercising of Supervisory Board mandates as well as publication and lecturing activities, shall require the prior approval of the Supervisory Board, which may, however, only be denied if such activities conflict with the justified interests of the Company or its affiliates. If the Management Board Chairman/CEO notifies the Supervisory

Board, represented by the Chairman of the Supervisory Board, that he wishes to take up an ancillary activity, the Supervisory Board shall decide whether to grant or withhold approval at its next meeting following such notification.

(3) The Management Board Chairman/CEO is permitted to act as managing director for all subsidiaries of Biofrontera AG. The Management Board Chairman/CEO is also permitted to act as a professor at the Ruhr University Bochum.

§ 4

Compensation

(1) The Management Board Chairman/CEO shall receive a fixed annual remuneration of EUR 390,000 gross (in words: three hundred and ninety thousand euros), paid monthly in arrears in twelve equal installments, subject to statutory deductions. The Company also contributes to the costs of private health, pension and long-term care insurance, up to the maximum employer contribution in each case, insofar as corresponding insurance policies have been implemented by the Company and such costs are incurred by the Management Board Chairman/CEO. Upon achievement of a consolidated net income (positive consolidated net result) as reported in Company’s the approved consolidated financial statements of the Company, the fixed annual salary shall increase to EUR 440,000.00 as of the beginning of the fiscal year following this. For the months between the reporting date of the corresponding consolidated financial statements and the month in which the financial statements are approved (inclusive), the increased salary component shall be paid in arrears and, as of the month following the approval of the corresponding consolidated financial statements, the increased remuneration shall be paid on a monthly basis. If the employment relationship ends during the year, payment shall be made pro rata temporis.

(2) The Management Board Chairman/CEO shall receive an annual bonus (“Short Term Incentive”, “STI”) starting in the 2020 fiscal year. The STI payment shall amount to a total of EUR 195,000 (in Euro one hundred ninety-five thousand) gross (“STI target amount”) if the target is fully achieved (100%). If the target is exceeded, an increase up to a maximum of 200% of the STI target amount takes place. If the target is achieved by up to 70%, the STI payment is reduced on a straight-line basis; if the target is achieved by less than 70%, the STI payment is not made at all.

The assessment factors to be defined for the STI comprise financial and non-financial performance criteria (including criteria such as integrity, employee satisfaction and diversity, as well as sustainability/environmental social governance (ESG) aspects, which are to be weighted up to 10%) and are mutually agreed at the end of each fiscal year for the following fiscal year in a target agreement. If no agreement is reached between the Management Board Chairman/CEO and the Supervisory Board, the Supervisory Board shall decide on the determination of the assessment factors at its due discretion.

The STI payment is due one month after approval of the annual financial statements and the consolidated financial statements by the Supervisory Board of the Company. If the Company terminates the employment relationship for good cause within the meaning of Section 626 of the German Civil Code (BGB), the STI payment shall lapse for the fiscal year in which the termination takes effect.

For the entire fiscal year 2020, the annual bonus will be granted in accordance with the provisions of the service agreement dated April 8, 2015, which to this extent including the target agreement concluded for the 2020 fiscal year, shall continue to apply until December 31, 2020.

(3) As a long-term performance component, the Management Board Chairman/CEO shall be granted stock appreciation rights (“SARs”) under this service agreement, starting with the 2020 financial year (long-term incentive, “LTl”). An annual target amount of 150% of the STI target amount (“LTI target amount”) has been agreed. The number of SARs granted each year is equal to the LTI target amount divided by the economic value of the SARs at the grant date. SARs, in which case the other provisions of this subsection (3) apply accordingly.

For the entire fiscal year 2020, the long-term incentive component will be granted in accordance with the provisions of the service agreement dated April 8, 2015, which will continue to apply until December 31, 2020.

(3) In order to further increase the long-term incentive effect of the variable compensation and thus its focus on sustainable corporate development, the Management Board Chairman/CEO shall undertake to acquire up to 100,000 shares in the Company and to hold them until the end of this service agreement (Share Ownership Guideline). However, the total acquisition expense (including incidental acquisition costs) to be borne by the Management Board Chairman/CEO is limited per fiscal year to an amount equal to 25% of the STI payment (gross) granted to him for the previous fiscal year in accordance with subsection (2).

Insofar as the terms of the LTI within the meaning of subsection (3) provide for the acquisition of shares in the Company, the shares acquired in this way shall be counted towards the aforementioned number of shares in the same way as shares in the Company which the Management Board Chairman/CEO already holds on December 01, 2020 or acquires as part of the exercise of stock options from the 2015 stock option program. Shares of the Company held jointly by the Management Board Chairman/CEO and his spouse shall also be counted.

(4) Blocking periods relating to acquired shares in the Company imposed on the Management Board Chairman/CEO in connection with sections (3) and (4) shall end if, after the departure of the Management Board Chairman/CEO, the Company announces that the listing of the shares on the regulated market in Germany will be terminated.

(5) In justified exceptional cases, the Supervisory Board may also grant the Management Board Chairman/CEO a special bonus, the amount of which shall be at the discretion of the Supervisory Board, but which shall not exceed EUR 50,000 (gross) per financial year. The determination of the existence of an exceptional case, which is intended to indicate the scope and quality of the extraordinary performance of the Management Board Chairman/CEO, also specifies the concrete SARs for which the exercise requirements are otherwise met may not be exercised if and to the extent that the gross proceeds from all exercised SARs granted to the Management Board Chairman/CEO exceed the gross fixed compensation of the Management Board Chairman/CEO as defined in Art. (1) (including fringe benefits) actually received since the first grant of SARs would exceed this limit by more than 300%.

Insofar as the terms and conditions of the SAR program provide for a personal investment, it is agreed, in derogation of any SAR terms and conditions, (i) that the personal investment must be made unconditionally within six months of the exercise date in the amount of 25% of the payout amount (gross) and (ii) that the acquired shares of the Company may not be sold until at least four years after the granting of the SARs.

The Supervisory Board may determine that stock options, performance (phantom) shares or other share-based compensation in the amount of a special bonus shall be paid in lieu of SARs, and the time of payment shall be specified in more detail by the Supervisory Board.

(3) The Company may determine that variable compensation components of the STI and/or LTI not yet paid out shall be retained in full or in part and not paid out (“claw back”) in the event of serious misconduct by the Management Board Chairman/CEO. The Supervisory Board decides on the claw back at its due discretion. Serious misconduct on the part of the Management Board Chairman/CEO in this sense shall be deemed to have occurred in particular

a) if he at least grossly negligently violates his duties under § 93 AktG or

b) if he or she has at least grossly negligently violated internal standards of conduct or internal guidelines laid down in writing,

c) in the event of at least grossly negligent conduct relevant under criminal law in the exercise of the office of Management Board Chairman./CEO, or

d) in the event of a deliberate violation of other statutory provisions in the exercise of the office of Management Board Chairman/CEO.

e) The same shall apply in the event of serious misconduct by employees of the Company or the Group,in particular at least grossly negligent violations of provisions of criminal law or compliance-relevant provisions, which was recognized by the Management Board Chairman/CEO in his capacity as the employee’s supervisor and was not immediately prevented or which should have been recognized and immediately prevented if the due care of the Management Board Chairman/CEO had been exercised.

With regard to payments from the STI, a claw-back is only permissible for the fiscal year in which the misconduct took place, but not for previous or subsequent years. With regard to payments from the LTI, a claw back is permissible if and to the extent that the serious misconduct occurs within the four years following the expiration of the entitlement under the LTI (granting of SARs) pursuant to Art. Paragraph”(3).

A claw back of the STI is also permissible in the event of grossly negligent misconduct that was discovered after the relevant annual financial statements were approved and audited and that led to a subsequent correction of the company’s annual financial statements. In this case, the claw back is admissible to the extent that the STI was overstated on the uncorrected basis.

If a case of claw back is deemed to exist in accordance with the above provisions, amounts of the STI and/or the LTI that have already been paid out and could therefore have been retained may also be reclaimed. Such a claim for repayment is permissible for the year in which the claim was made and the previous three fiscal years, calculated from the date on which the Supervisory Board became aware of the facts triggering the claim for repayment.

Amounts retained under the claw-back or repaid by the Management Board Chairman/CEO shall be offset against any claim for damages by the Company resulting from the misconduct of the Management Board Chairman/CEO.

(3) The above compensation shall cover all activities of the Management Board Chairman/CEO on behalf of the Company and other affiliated companies as defined in § 2 (2) as well as for all overtime, extra work, work on Sundays and public holidays.

(4) Remuneration received by the Management Board Chairman/CEO from mandates or activities performed in the interest of the Company as defined in § 2 (3) shall be paid to the Company; tax charges are also to be taken into account where appropriate. For the avoidance of misunderstandings, this shall not apply to the remuneration of professors paid by the State of North Rhine-Westphalia or to lecture activities, provided that the remuneration paid for lecture activities does not exceed a total of EUR 8,000.00 per year.

(5) The assignment and pledging of remuneration claims to third parties are excluded. If the employment relationship ends during the year, the above remuneration shall be paid pro rata temporis.

§ 5

Vehicle / Expenses

(1) The Company shall provide the Management Board Chairman/CEO with a passenger car with maximum leasing and insurance costs of up to EUR 20,000 net per year for business and private use. The Company shall also bear all other costs associated with the vehicle. The Management Board Chairman/CEO is required to pay tax on the value of the private use as a benefit in kind.

(2) The Management Board Chairman/CEO shall hereby expressly waive all claims and shall indemnify the Company from any claims that might accrue to him, his relatives or third parties from the Company in connection with the private use of the company car, insofar as these are not covered by the Company’s insurance coverage.

(3) The Company shall reimburse the Management Board Chairman/CEO for expenses incurred in the performance of his duties under this Agreement, including travel and business entertainment expenses, in accordance with the maximum rates permitted by tax law. If the expenses exceed these maximum rates, they shall be reimbursed upon presentation of the relevant receipts.

§ 6

Continuation of remuneration in the event of illness or death

(1) If the Management Board Chairman/CEO is prevented from performing his duties due to illness or other circumstances not caused by gross negligence or intentionally, the Company shall continue to pay in full the fixed remuneration pursuant to § 4 (1) above for the calendar month in which the incapacity commences, as well as for a further twelve months, but at maximum until the termination of this Agreement. The bonus payment pursuant to § 4 (2) above shall be granted accordingly, but shall be reduced proportionately if the Management Board Chairman/CEO is unable to perform his duties for a period of more than 9 months p.a., for example due to illness (i.e., 9/12 in the case of one year of illness). Any sick pay paid by the health insurance fund I private health insurance shall be deducted from the compensation.

(2) If the Management Board Chairman/CEO dies during his active employment, his widow and children, insofar as they have not yet reached the age of 25 and are still in vocational training, shall be entitled as joint creditors to continued payment of the fixed salary pursuant to § 4 (1) for the month of death and the six following months, but no longer than until the termination of this Agreement. In addition, they shall be entitled to any bonus not yet paid out for a fiscal year that elapsed before the death and pro rata temporis unil the death to the bonus for the year of death.

(3) To the extent that the benefits are congruent with the fixed compensation and do not exceed the fixed compensation, the Management Board Chairman/CEO or his surviving dependents shall have the following deductions made against the compensation to be continued in accordance with paras. 1 and 2 above:

(i) any private insurance pension, if and to the extent that the premiums were last paid by the Company or an affiliated company;

(ii) if the incapacity to work occurred as a result of an accident, those emoluments which the Management Board Chairman/CEO receives on account of the accident from other sources, in particular also from an accident insurance policy taken out for him by the Company or an affiliated company, or from the party liable for the consequences of the accident.

The Management Board Chairman/CEO and his surviving dependants shall be obliged to provide information on the extent of the benefits to be credited.

(4) The Management Board Chairman/CEO hereby assigns to the Company his claims for damages in the event of his being injured by third parties, provided that the Company continues to pay remuneration as defined in the above paragraph. He undertakes to provide the Company with the information required to assert the claims and to support the Company in its legal proceedings.

§ 7

Insurance / D & O insurance

(1) The Company shall insure the Management Board Chairman/CEO against accident with a cover amount of EUR 1,000,000 and occupational disability with a monthly occupational disability pension of EUR 25,000 (term until age 67) and shall also pay the premiums for term life insurance with a cover amount of EUR 1,000,000. It shall also pay the wage and church taxes that are incurred.

(2) The Company shall additionally assume the lump-sum wage and church taxes on the direct insurance policies taken out by the Management Board Chairman/CEO with Allianz Pensionskasse AG and ERGO Lebensversicherungs AG.

(3) To the extent permitted by law (in particular taking into account the deductible pursuant to Section 93 para. 2 sentence 3 German Stock Corporation Act), the Company shall take out Directors & Officers Liability insurance for the Management Board Chairman/CEO in an amount commensurate with the risk, but at least in the amount of EUR 10,000,000 (ten million), and shall bear the costs incurred in this connection. The Management Board Chairman/CEO himself shall bear any taxes on any pecuniary benefit arising from this.

§8

Vacation

(1) The Management Board Chairman/CEO shall be entitled to annual vacation of 30 working days (Monday to Friday, excluding public holidays). Compensation of vacation entitlements in cash shall not be permitted.

(2) The timing and duration of the vacation shall be agreed and determined with due regard to the operational interests of the Company, in consultation with the Chairman of the Supervisory Board and in collegial agreement with the other members of the Management Board.

§ 9

Confidentiality, record keeping

(1) The Management Board Chairman/CEO may not exploit or disclose to others, during the term of the service contract and after its termination, business and trade secrets and all other matters and transactions of the Company not intended for third parties which have been entrusted to him or have become known to him as such through his work for the Company, unless their disclosure is necessary in the interests of the Company or there is a mandatory legal obligation to provide information.

(2) Upon leaving the service of the Company or after his release from the obligation to render the service or upon request of the Supervisory Board of the Company at any time, the Management Board Chairman/CEO shall be obliged to immediately hand over to the Company, i.e. to a person designated by the Supervisory Board, all operating resources (e.g. laptop and similar) and all documents, correspondence, records, drafts, transcripts, photocopies and the like (hereinafter also referred to as documents) relating to the affairs of the Company which are still in his possession. The Management Board Chairman/CEO is not entitled to exercise a right of retention over such operating resources and documents. The Management Board Chairman/CEO shall be entitled to make copies at his own expense of such documents which serve or could serve to discharge the Management Board Chairman/CEO. The Management Board Chairman/CEO shall prepare a list of the copied documents in the aforementioned sense and hand it over to the Company, i.e. to a person designated by the Supervisory Board.

§ 10

General prohibition of competition

During the term of the employment relationship, the non-competition clause pursuant to § 88 AktG shall apply. The Management Board Chairman/CEO shall also not acquire an interest in any company competing with the Company or having business relations with the Company to a material extent. Shareholdings which amount to less than 5% of the capital or voting rights of the company referred to in the first sentence above and which do not enable influence to be exercised on the corporate bodies of the company concerned shall not be deemed to be an interest within the meaning of this provision. Shareholdings of more than 5% of the capital or voting rights of the companies referred to in sentence 1 above require the express prior written consent of the Supervisory Board. If the Management Board Chairman/CEO notifies the Supervisory Board that it wishes to enter into an investment in one of the companies referred to in sentence 1 above, the Supervisory Board shall decide at its meeting following the notification whether to grant or refuse approval, provided that the Management Board Chairman/CEO notifies the Supervisory Board of the wish to enter into a shareholding at least 21 days before the Supervisory Board meeting. For each breach of the non-competition clause, the Management Board Chairman/CEO will pay the Company a contractual penalty of 1/12 of the fixed annual salary.

§ 11

Benefits eligible for special legal protection

(1) All results of the services rendered by the Management Board Chairman/CEO shall be the sole property of the Company in rem and in economic terms. In particular, copyrights and industrial property rights as well as rights to technical inventions or improvements made or developed by the Management Board Chairman/CEO during his activity for the Company or as a result of work performed for the Company shall vest solely in the Company. The Management Board Chairman/CEO already now assigns all corresponding rights to the Company, which expressly accepts this assignment. The Employee Invention Act shall not apply to the Management Board Chairman/CEO.

(2) Notwithstanding para. 1 and furthermore to the extent that a transfer in rem is not possible or has not taken place, the Management Board Chairman/CEO shall hereby assign to the Company the worldwide exclusive right of use, not limited in time or content, of any copyrights arising in his person in respect of any inventions created in connection with his activities or on the basis of his experience from his activities for the Company or on the basis of work performed by the Company, which shall accept this transfer. The rights relate to all purposes which the Company pursues or will pursue within the scope of its respective, i.e. also future, business activities. In particular, the transfer of the rights is not limited to the duration of the activity for the Company. The Management Board Chairman/CEO shall waive his right to be named as author.

(3) The Management Board Chairman/CEO shall be exclusively entitled to exploit technical or organizational suggestions for improvement.

(4) The Company shall not be obligated to pay any additional remuneration in respect of the above assignment, transfer or exploitation of the rights to which it is entitled. Indispensable statutory claims to remuneration shall remain unaffected.

(5) The provisions of this § 11 shall apply mutatis mutandis with respect to direct or indirect affiliated companies of the Company - at the option of the Company for the benefit of the Company or, however, for the benefit of the respective affiliated company.

(6) The provisions of this § 11 shall not apply, which shall be clarified for the avoidance of misunderstandings, to all results of the services of the Management Board Chairman/CEO at the Ruhr-Universität Bochum, in particular to the extent that these are claimed by the Ruhr-Universität Bochum.

§ 12

Term of contract

(1) This Agreement is concluded for a fixed term from November 01, 2020 to December 31, 2022. In the event of a further appointment of the Management Board Chairman/CEO to the Management Board of the Company, it shall be extended by the period of the appointment. The parties will agree on a further appointment no later than nine months before the end of an appointment period.

(2) The right to terminate the appointment for good cause pursuant to Section 626 of the German Civil Code (BGB) shall remain unaffected.

(3) If the Management Board Chairman/CEO becomes wholly or partially incapacitated for work within the meaning of social insurance law during the term of the employment relationship, the employment relationship shall end at the end of the next quarter in which the partial or complete reduction in earning capacity is determined, at the latest, however, at the time at which the employment relationship would have ended without the partial or complete reduction in earning capacity.

(4) The Company shall be entitled at any time, but in particular after termination of this service agreement, to release the Management Board Chairman/CEO from his obligation to perform services for the Company.

(5) A severance payment in the event of premature termination of Executive Board duties without good cause shall be limited to a total of two annual salaries, but not more than the total remuneration entitlement for the remaining term of the contract still existing at the time of departure. Other income may be offset pursuant to Arts. §§ Sections 326 (2) and 615 sentence 2 of the German Civil Code (BGB) shall not be offset in this case.

a) The fixed salary still to be paid shall become due for payment in full upon termination of the employment relationship.

b) The payments of variable remuneration components still outstanding that are attributable to the period up to the termination of the contract will be made in accordance with the originally agreed targets and comparison parameters and in accordance with the due dates or holding periods specified in this service agreement or the respective terms and conditions.

c) In the event of a post-contractual non-competition clause, the above severance payments shall be offset against the waiting compensation.

If the service agreement is terminated for good cause for which the Executive Board member is responsible, no payments shall be made to the Executive Board member in accordance with this paragraph (5).

§ 13

Special Right of Termination

(1) The Management Board Chairman/CEO shall have the right to terminate the employment relationship for cause with six months’ notice to the end of the month (special termination right), provided that he simultaneously resigns from his office as a member of the Management Board with effect from the date of termination of the contract. The special termination right of the Management Board Chairman/CEO shall expire at the end of the second month following the month in which the Annual General Meeting of the Company took place in which a resolution was passed on the approval of the actions of the Management Board and Supervisory Board for the 2020 financial year.

(2) If the special right of termination is exercised, the employment relationship shall be wound up until the end of the contract. Compensation and fringe benefits shall be granted until the date of termination of the contract. Stock options from the 2015 stock option program and SARs that have not yet been exercised shall be subject to the provisions thereof.

§14

Final provisions

(1) Amendments to this Agreement must be made in writing and require the express written consent of the Supervisory Board in order to be legally effective. This shall also apply to any amendment to the above Section 1.

(2) No verbal collateral agreements have been made.

(3) Should individual provisions of this Agreement be or become invalid, this shall not affect the validity of the remaining provisions. In such a case, the parties shall be obliged to replace the invalid provision by a valid provision which achieves the success intended by the invalid provision as far as possible. This shall also apply if the invalidity of a provision is based on a measure of performance or time; the legally permissible measure shall then apply.

(4) Both Parties acknowledge that they have each received an original copy of this Agreement signed by both Parties.

Leverkusen, July 22, 2020	Leverkusen, July 23, 2020

/s/ Ulrich Granzer	/s/ Hermann Lübbert
Chairman of the Supervisory Board of Biofrontera AG	Prof. Dr. Hermann Lübbert
Dr. Ulrich Granzer